                                              EXHIBIT 1

January 11, 2012

Mr. Michael P. Connors
Chairman and Chief Executive Officer
Robert E. Weissman
Lead Director
Information Services Group, Inc.
Two Stamford Plaza
281 Tresser Boulevard
Stamford, Connecticut

Dear Mr. Connors and Mr. Weissman:

Carlson Capital, L.P. is the beneficial owner of  9% of the stock of  Information Services Group (the “Company” or “ISG”), which makes us one of the Company’s largest shareholders.  We made our first investment as part of your IPO almost five years ago.  Although we have been supportive shareholders, we now find ourselves with increasing concerns about the strategic direction of the Company as well as actions recently undertaken by the Board.

Since the Company’s IPO, the market value of our initial investment in the Company has dropped approximately 87%, severely underperforming both peers and broader indices.   Over ISG’s history as a public company, ISG has consistently disappointed the market, missing operating targets and losing much of its sell-side coverage.  The table below highlights the Company’s stock price performance.

Relative Performance (Total Return 1)
	1 Year	Since IPO2

Russell 2000 Index	(4%)	(1%)
S&P 600 Small Cap Index	1%	8%
S&P 600 Info Tech Index	(4%)	16%
Information Services Group	(50%)	(87%)

------------------------------------------------
1  Total Return including price appreciation and dividends (reinvested in the index) through 12/30/2011.
2   Total Return as from January 31, 2007.  ISG return based on $8.00 initial investment in ISG “units” from the Initial Public Offering.  Units consisted of 1 share of common stock and 1 warrant (which expired worthless 4 years after the offering).
Source: Bloomberg, Russell, Standard & Poor's.

Strategic Review

In light of the Company’s poor operating and stock price performance, we believe the Company should immediately undertake a strategic review of its business and operations, while halting any further acquisition activity.  In paticular, the Company should engage a reputable investment banking firm to assist in the review, and should consider all strategic alternatives.

In particular, we note that your operating businesses – particularly TPI – are valuable businesses with strong brands and talented workforces.  However, we believe that the asset value of the operating businesses, regardless of recent announced changes, is being substantially undervalued as operating subsidiaries of a sub-micro-cap public holding company.  While attractive assets, the operating businesses are saddled with the overhead of the ISG holding company, further suppressing the public valuation of the entity.  Relative to the alternative of being a sub-scale stand-alone public company, it is likely that the value of the operating businesses would be enhanced as part of another enterprise or as a private operating company.  For example, two of TPI's peers, Equaterra and Diamond Technology Partners, have been acquired by strategic players in the last two years.  A similar transaction could be achieved without substantially impacting the operating businesses and their employees and customers, yet could still eliminate ISG's unnecessary public holding company structure.  Given the tremendous loss of shareholder value in recent years, the Company must take more decisive action than it has to date.

Board Composition

We strongly believe that the composition of the Board must change.  Three of your five independent Board members have been part of the Board since the Company went public and have therefore overseen the tremendous value destruction that the past several years have brought without taking any action to correct it.  Your newest director, Neil George Budnick, was not even elected by the shareholders, yet his term will not be up until 2014.  Independent Board members collectively own only about 1% of the Company’s stock, which appears to be limited to stock awarded as part of director compensation.  Accordingly, we are highly concerned that the members of the Board may not be engaged enough to be effective agents on behalf of ISG shareholders or prepared to make the tough decisions required to drive the change needed to enhance shareholder value for all shareholders.

As you know, we have had discussions with a representative of the Board about changes to the composition of the Board.  We are dismayed by the lack of progress in this regard, and question whether the Board is sincere in considering new qualified candidates to better represent the shareholders.  In light of the inherent lack of progress toward real change on the Board, we are now requesting that two existing directors be replaced with two new independent candidates.  The candidates should have the following attributes: i) the willingness to represent the perspective of the majority of shareholders and focus on enhancing shareholder value, ii) the energy and time required to successfully implement any strategic action required, and iii) no ties to senior management of the Company.  We also request that that the CEO and Chairman roles be separated.

New Compensation Arrangements

On December 21, 2011, the Company announced in a Form 8-K filing that new employment agreements had been entered into with Michael Connors and David Whitmore.  In light of the
Company’s poor operating and stock price performance, we believe that it was wholly inappropriate and unnecessary for the Company to enter into such agreements.

As the largest shareholder of the Company, we have been extremely patient.  As we have communicated to you over the last year, our patience is running out.  We are extremely concerned that delays in developing and executing a solution to ISG’s situation have already substantially detracted from shareholder value, and any further delays would irreparably harm the remaining value of ISG’s equity.  As part of the fiduciary duty you owe to your shareholders, you have a duty to act in a manner that is in the best interest of ISG and its shareholders.

In summary, we expect the Board to reflect the will of the majority of current shareholders - not just senior management.  If we do not see substantial progress on the items discussed above expeditiously, we reserve the right to take other actions to protect our investment.

Sincerely,

Vikas Lunia
Portfolio Manager

c.c.	Neil George Budnick (Board Member)
Gerald S. Hobbs (Board Member)
Kalpana Raina (Board Member)
Donald Cramer Waite III (Board Member)